[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

September 12, 2016

Via Edgar

U.S. Securities and Exchange Commission,

100 F Street, NE,

Washington, D.C.  20549.

Re:                             CIM Commercial Trust Corporation
Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (Reg. No. 333-210880)

Ladies and Gentlemen:

On August 11, 2016, CIM Commercial Trust Corporation (“CMCT”) filed the above-referenced registration statement on Form S-11/A (“Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) in connection with the public offering of a minimum of 10,000 units and a maximum of 36,000,000 units (each a “Unit”), with each Unit consisting of (a) one share of Series A Preferred Stock, $0.001 par value per share, of CMCT, and (b) one warrant to purchase 0.25 of a share of Common Stock, $0.001 par value per share, of CMCT, for a purchase price of $25 per Unit.

Pursuant to the conversation on August 26, 2016 with Coy Garrison at the Commission, CMCT has informed us that, to date, no funds from potential investors have been placed into escrow or otherwise received and no sales of Units have taken place.  Additionally, on behalf of CMCT, we acknowledge that the completion of the staff’s review of the Registration Statement is subject to CMCT’s response to the Comment Letter, dated August 26, 2016, from the staff regarding CMCT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Sincerely,

/s/ Patrick S. Brown
Patrick S. Brown

cc:                                David Thompson

(CIM Commercial Trust Corporation)

Sara von Althann

Rahul Patel

Coy Garrison

(Securities and Exchange Commission)